Vonage Holdings Corp.
Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-131659
May 23, 2006

Pricing and Allocation Imminent

Please be advised that the registration statement relating to the offering of Vonage common stock has been declared effective by the Securities and Exchange Commission (SEC) and the initial public offering (IPO) price has been determined.

You may withdraw your conditional offer at any time until an acceptance notification is posted on the Vonage Customer Directed Share Program website.  This is expected to occur shortly.  The posting of an acceptance notification will constitute the underwriters’ acceptance of your conditional offer.  Once your conditional offer has been accepted, you will become obligated to purchase all shares you are allocated at the initial public offering price.

To access the login page for the Vonage Customer Directed Share Program website, click on the Internet address below or copy and paste it into your browser.

www.vonageipo.com

Please click here to open the current prospectus, which is located at: http://www.sec.gov/Archives/edgar/data/1272830/000104746906007536/a2169686zs-1a.htm

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-869-5224.